Exhibit 4.6

Capital Increase Agreement

Party A: Guangshen Railway Co., Ltd.

Domicile: No. 1052, Heping Road, Luohu District, Shenzhen

Legal representative: Wu Yong

Party B: China Railway Express Co., Ltd.

Domicile: No. 7, Zhonghe Road, Science City, Fengtai District, Beijing

Legal representative: Zhou Hongyun

Party A and Party B hereby, based on the principles of voluntariness, fairness and impartiality, enter into the following terms through friendly consultation in respect of matters concerning Party B’s capital increase by Party A in accordance with the relevant laws and regulations of the People’s Republic of China:

Article I Overview of Capital Increase Plan

In order to optimize Party B’s capital structure, improve operating efficiency and market competitiveness, and achieve high-quality development, Party B shall carry out the capital increase according to the Notice of China State Railway Group Co., Ltd. on Capital Increase of China Railway Express Co., Ltd. (TJKH [2020] No. 89).

Party B plans to increase its capital by RMB 21,187,339,531.23, including RMB 20,998,817,254.53 to be increased by China State Railway Group Co., Ltd. (hereinafter referred to as “China State Railway Group”) by means of debt-to-equity swap, RMB 102,457,758.60 to be increased by Tibet Lingfeng Industrial Group Co., Ltd. (hereinafter referred to as “Tibet Lingfeng”) and RMB 86,064,518.10 to be increased by Party A in cash according to their respective original shareholding ratios.

After the capital increase, the registered capital of Party B will increase to RMB 24,079,695,290, where the shareholding ratio of China State Railway Group will increase to 94.67%, the shareholding ratio of 18 wholly-owned railway bureau group companies of China State Railway Group will decrease to 4.44%, and the shareholding ratios of Tibet Lingfeng and Party A will remain unchanged at 0.48% and 0.41% respectively.

Article II Method and Amount of Capital Increase

Party A will increase Party B’s capital by RMB 86,064,518.10 in cash.

Article III Capital Increase Account

Party A shall remit the total capital increase amount of RMB 86,064,518.10 to the account designated by Party B, and the specific bank account information is as follows:

Company name: China Railway Express Co., Ltd.

Bank of deposit: Beijing Qingnianhu Sub-branch of Industrial and Commercial Bank of China

Account No.: 0200204309020008885

Article IV Share Conversion Ratio

The total amount of this capital increase is RMB 21,187,339,531.23, which will be converted into Party B’s shares at a ratio of 1:1, totaling 21,187,339,530 shares, and the remaining RMB 1.23 will be transferred to Party B’s capital reserve. The amount of capital increase by Party A will be converted into 86,064,518 shares, and the remaining RMB 0.10 will be transferred to Party B’s capital reserve.

Article V Number and Proportion of Shares Held

Before this capital increase, Party A holds 11,748,960 shares of Party B, with a shareholding ratio of 0.41%; after this capital increase, Party A will hold 97,813,478 shares of Party B, with the shareholding ratio remaining unchanged at 0.41%.

Article VI Approval and Recognition

The capital increase project has been approved by the respective authorities of Party A and Party B. Party B shall apply for the change of industrial and commercial registration related to this capital increase.

Article VII Force Majeure

If any unavoidable and insurmountable objective circumstances that are unforeseeable by the Parties at the time of signing of the Agreement occur at any time before the end of the performance of the Agreement, including earthquake, flood, major infectious diseases, war and other force majeure events, the Parties may decide to suspend or terminate the performance of the Agreement through consultation.

Article VIII Liability for Breach of Agreement

Both Parties shall strictly abide by this Agreement once this Agreement is signed. If either Party breaches this Agreement, it shall bear the losses caused thereby to the observant party.

Article IX Dispute Settlement

Any disputes arising out of or in connection with the Agreement shall be settled by the Parties through friendly negotiation. If such negotiation fails, a lawsuit shall be filed with the Railway Transportation Court of Guangzhou.

Article X Matters Not Covered

This Agreement is the basic principle and content agreed by the Parties for this capital increase. For specific matters involved and matters not covered herein, the Parties may enter into a supplementary agreement without violating the provisions of the Agreement. The supplementary agreement shall have the same legal effect as this Agreement.

Article XI Effectiveness

This Agreement shall come into effect after being stamped by both Parties and signed by the legal representatives or authorized representatives of both Parties. This Agreement is made in quadruplicate, with each Party holding two copies.

This page has no text and is the signing page of the Capital Increase Agreement between Guangshen Railway Co., Ltd. and China Railway Express Co., Ltd.

Party A: (seal)	Party B: (seal)

Legal representative (person in charge) or entrusted agent: Chen Longwei	Legal representative (person in charge) or entrusted agent: Zhou Hongyun
(Signature)	(Signature)

June 4, 2021

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